SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 18, 2003


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures: Press release dated July 18, 2003 - Notice of Correction

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        TURKCELL ILETISIM HIZMETLERI A.S.


Date:  July 18, 2003                    By:  /s/ MUZAFFER AKPINAR
                                             ------------------------

                                        Name:    Muzaffer Akpinar
                                        Title:   Chief Executive Officer

[TURKCELL LOGO] [GRAPHIC OMITTED]




                              NOTICE OF CORRECTION

Istanbul, Turkey: July 18, 2003--Turkcell (NYSE:TKC, ISE: TCELL), is correcting an error in the press release dated 17 July 2003 with respect to the update on the interconnection dispute with Turk Telekom.

Yesterday, Turkcell reported that the Ankara Seventh Commercial Court decided that Turk Telekom's decision to offset against the amount of interconnect payments due to Turkcell its receivables in accordance with its claim that interconnect revenues should be shared equally, would be unlawful.

In addition, Turkcell also reported that the Court decided that an injunction preventing this offset would remain until a new agreement has been reached and until then the terms of the above Interconnect Agreement remain in effect.

As reported yesterday, the Ankara Seventh Commercial Court has decided that this offset was unlawful. However, the decision of the Ankara Seventh Commercial Court does not require an injunction preventing this offset to remain. Although an injunction preventing Turk Telekom from such offset is not in place, the decision of the Ankara Seventh Commercial Court requires that until a new agreement with respect to interconnection revenues has been reached between Turkcell and Turk Telekom the terms of the current interconnection agreement, which do not allow such offset, would remain in effect.

For further information please contact:

Turkcell                                     Citigate Dewe Rogerson
--------                                     ----------------------

Investors:                                   Europe
----------                                   ------
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500                        Kate Delahunty/Oskar Yasar
Email: koray.ozturkler@turkcell.com.tr       Tel: +44 20 7282 2934
       -------------------------------              Email: kate.delahunty@citigatedr.co.uk
                                                    -------------------------------
                                                    Oskar.yasar@citigatedr.co.uk
                                                    ----------------------------
Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr          United States
       ----------------------------          -------------
                                             Victoria Hofstad/Patrick Hughes
investor.relations@turkcell.com.tr           Tel: +1 212 688 6840
----------------------------------           Email: victoria.hofstad@citigatedr-ny.com
                                                    ----------------------------------
Media:                                              patrick.hughes@citigatedr-ny.com
-----                                               --------------------------------
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr
       ---------------------------

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr
       ----------------------------

Internet: www.turkcell.com.tr
          -------------------






                                       2